15027318

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-53196

SEC MAIL PROCESSING SECTION
JUL 30 2015
WASH, D.C.
196

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/1/2014 (MM/DD/YY) AND ENDING 5/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Deloitte Corporate Finance LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
200 Renaissance Center, Suite 3900
(No. and Street)

Detroit	Michigan	48243
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sara A. Radgens (313) 394-5077
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Plante & Moran
(Name - if individual, state last, first, middle name)

2601 Cambridge Court	Auburn Hills	Michigan	48326
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

CONFIDENTIAL

AFFIRMATION

I, Sara A. Radgens, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Deloitte Corporate Finance LLC for the year ended May 31, 2015, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

7/23/2015

Signature Date

Chief Financial Officer

Title

Notary Public

LEAH ANN ANDERSON
Notary Public, State of Michigan
County of Grand Traverse
My Commission Expires Apr. 7, 2021
Acting in the County of Grand Traverse

DELOITTE CORPORATE FINANCE LLC
(SEC I.D. No. 8 53196)

STATEMENT OF FINANCIAL CONDITION

AS OF MAY 31, 2015

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******

Filed pursuant to Rule 17a 5(e)(3)
as a PUBLIC document under the Securities Exchange
Act of 1934.

plante moran

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Deloitte Corporate Finance LLC

We have audited the accompanying statement of financial condition of Deloitte Corporate Finance LLC (a Delaware limited liability company) as of May 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Deloitte Corporate Finance LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Deloitte Corporate Finance LLC as of May 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Plante & Moran, PLLC

Auburn Hills, Michigan
July 23, 2015

DELOITTE CORPORATE FINANCE LLC

STATEMENT OF FINANCIAL CONDITION
AS OF MAY 31, 2015

ASSETS

Cash and cash equivalents	$20,287,419
Money market fund (Note 2)	500,000
Accounts receivable —Advisory services, net	4,446,176
Accounts receivable —Related entity (Note 4)	32,611
Prepaid assets	2,986
Goodwill (Note 3)	16,667,959
Intangible assets (Note 3)	483,334
TOTAL ASSETS	$42,420,485

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$ 76,455
Deferred revenue	769,250
Accrued expenses	425,000
Acquisition liability (Note 5)	5,817,798
TOTAL LIABILITIES	7,088,503
MEMBER'S EQUITY	35,331,982
TOTAL LIABILITIES & MEMBER'S EQUITY	$42,420,485

See notes to statement of financial condition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—Deloitte Corporate Finance LLC (the "Company"), a securities broker-dealer providing corporate finance advisory services to Fortune 1000 companies and large middle-market companies, both publicly and privately held, was organized as a limited liability company by Deloitte Corporate Finance Holding LLC (sole member and parent company). The Company received its articles of organization from the State of Delaware in January 2001. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Basis of Presentation—The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America.

Deferred Revenue— The Company may receive non-refundable retainer fees in advance of providing financial advisory services to its clients. The company recognizes these retainers ratably over the period these services are performed.

Cash and Cash Equivalents—The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash and cash equivalents primarily consist of cash and short term money market instruments.

Accounts Receivable—Accounts receivable, net of allowance of doubtful accounts, includes amounts billed and receivable from clients in connection with financial advisory services rendered, including related reimbursable out-of-pocket expenses. The allowance for doubtful accounts was $639,940 at May 31, 2015. The company provides an allowance for doubtful accounts that is based upon a review of outstanding receivables.

Use of Estimates—This statement of financial condition has been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions. The most important of these estimates and assumptions relate to acquisition liability, retention bonuses, deferred revenue, and the valuation of goodwill and other intangibles at May 31, 2015. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

New Accounting Pronouncements—On May 28, 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Updates (ASU) 2014-09, *Revenue from Contracts with Customers* (Topic 606). The amendments in ASU 2014-09 supersede previously established revenue recognition and cost guidance. The ASU will be effective for periods beginning after December 15, 2017. The Company is evaluating the impact this new standard will have on its statement of financial condition.

On August 27, 2014, the FASB issued ASU 2014-15, *Presentation of Financial Statements—Going Concern*. The ASU provides guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. ASU 2014-15 is effective for the annual period ending after December 15, 2016. The Company is evaluating the impact this new standard will have on its statement of financial condition.

On June 12, 2015, the FASB issued ASU 2015-10, *Technical Corrections and Improvements*. This ASU makes minor corrections to various pre-existing sections of the Accounting Standards Codification and other ASUs. The effective date of this ASU is for companies with years beginning after December 15, 2015. The Company is evaluating the impact this new standard will have on its statement of financial condition.

Federal Income Taxes—For federal income tax purposes both the Company and its parent are classified as disregarded entities. As such, their income is taxed to the members on their respective returns.

2. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability. Fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. It establishes a broad three-level hierarchy to prioritize the inputs used in measuring fair value.

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has ability to access.
- Level 2 inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in the pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with the investing in those securities.

The following is a summary of the inputs used at May 31, 2015 in valuing the Company's securities owned:

	Level 1	Level 2	Level 3
Assets:			
Money Market Fund	$ 500,000	$ -	$ -

3. GOODWILL AND INTANGIBLE ASSETS

On June 6, 2013, the Company acquired substantially all the assets of McColl Partners LLC, a broker-dealer that provides investment banking advisory services to large domestic and global middle-market companies. See Note 5 for the acquisition liability anniversary payments due.

The excess of the purchase price over the estimated fair values of the net assets acquired from McColl Partners LLC amounted to $16,677,959 of Goodwill and $4,010,000 of intangible assets.

Goodwill represents the excess of the purchase price over the fair values of identifiable net assets acquired in business acquisitions. Goodwill is tested for impairment annually in the fourth quarter of the fiscal year or more often if events or circumstances indicate that impairment may have occurred. Goodwill is tested for impairment by comparing the carrying amounts to their respective fair values. The fair values are determined primarily using the discounted cash flows and valuation comparisons from publicly available information of similar businesses. Comparative market multiples and other factors are used to corroborate the discounted cash flow results. If the carrying amount, including goodwill, exceeds the estimated fair value, then the identifiable assets and liabilities are estimated at fair value as of the current testing date. The excess of the estimated fair value over the current estimated fair value of net assets establishes the implied value of goodwill. The excess of the recorded goodwill over the implied goodwill value is charged to earnings as an impairment loss. Based on the assessment, there were no goodwill impairment charges in 2015.

Intangible assets consist of customer backlog, non-compete agreements and technology-based intangible assets. Intangible assets are amortized on a straight-line basis over their respective estimated useful lives. Management reviews identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. There were no impairment charges in 2015.

4. TRANSACTIONS WITH RELATED ENTITY

The financial statements reflect significant balances and transactions with an affiliate. Such financial statements may not be indicative of the conditions that would have existed or the results of operations if the Company had not been operated as an affiliated company.

The Company and Deloitte Financial Advisory Services LLP ("Deloitte FAS"), a related entity, operate under a service and expense agreement whereby Deloitte FAS provides employee and administrative services including, but not limited to, expenses such as all company personnel including out of pocket client project costs, office space, including all utilities and telephone services, and all general and administrative services in connection with the Company's business which includes all state and local taxes.

For the year ended May 31, 2015 certain net services and expense were charged to the Company. The receivable due from Deloitte FAS at May 31, 2015, was $32,611.

5. ACQUISITION LIABILITY

Acquisition liability in the amount of $5,817,798 represents the present value balance due on the purchase of the assets of McColl Partners LLC on May 31, 2015. The balance includes accrued interest of $89,591 at an interest rate of 1.6% per annum. The repayment of the liability is made annually for three years on the anniversary of the closing date. The amount due before the fiscal year ending May 31, 2016 is $3,450,000 and the amount due before the fiscal year ending May 31, 2017 is $2,367,798.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $5,000 or 1/15th of aggregate indebtedness, as defined.

As of May 31, 2015, the Company's net capital was $13,688,916 and its required net capital was $472,567. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was .52 to 1.

7. SUBSEQUENT EVENTS

The Company evaluates events subsequent to May 31, 2015 through the date the audited financial statements are issued. The Company does not note any subsequent events requiring disclosure or adjustment to the financial statements.

* * * * * *